UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 28, 2022

(Commission File No. 001-39308)

CALLIDITAS THERAPEUTICS AB

(Translation of registrant’s name into English)

Kungsbron 1, D5
SE-111 22
Stockholm, Sweden
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporated by Reference

This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-240126) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently furnished.

COMPANY ANNOUNCEMENT AND ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On June 28, 2022, Calliditas Therapeutics AB (the “Company”) entered into a U.S. At-the-Market Offering Program pursuant to an Open Market Sale AgreementSM (the “Sale Agreement”) with Jefferies LLC (“Jefferies”), under which the Company may issue and sell American Depositary Shares, each representing two common shares with a quota value SEK 0.04 per share (the “ADSs”), having an aggregate offering price of up to $75,000,000, to be sold in the United States from time to time, in such share amounts and prices as the Company may specify by notice to Jefferies in accordance with the terms and conditions set forth in the Sale Agreement (the “ATM Program”). The foregoing description of the Sale Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 1 to this Report on Form 6-K and is incorporated herein by reference. Filed as Exhibit 2 to this Report on Form 6-K is an announcement published by the Company on June 28, 2022 announcing that the Company has entered into the Sale Agreement.

This Report on Form 6-K shall not constitute an offer to sell, or the solicitation of an offer to buy, the ADSs discussed herein, nor shall there be any offer, solicitation, or sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SUPPLEMENTAL RISK FACTORS and intellectual property disclosure

The Company is filing (i) select risk factors describing risks and uncertainties that may affect the Company and the market price of its securities and (ii) updated disclosure of the Company’s intellectual property portfolio with this Report for the purpose of amending and supplementing certain disclosures contained in the Company’s prior filings with the SEC, including the Company’s Annual Report on Form 20-F filed by the Company with the SEC on April 27, 2022. The updated risk factors and intellectual property disclosure are filed to this Report on Form 6-K as Exhibits 3 and 4, respectively, and are incorporated herein by reference and are intended to be read in conjunction with the remainder of the risk factors and business disclosure included in such previously filed reports.

EXHIBIT INDEX

Exhibit	Description
1	Open Market Sale AgreementSM, dated June 28, 2022, by and between Calliditas Therapeutics AB and Jefferies LLC (incorporated by reference to Exhibit 1.2 to the registrant’s Registration Statement on Form F-3 (File No. 333-265881) filed with the Securities and Exchange Commission on June 28, 2022).

2	Company announcement dated June 28, 2022

3	Supplemental risk factors

4	Supplemental intellectual property disclosure

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLIDITAS THERAPEUTICS AB

Date: June 28, 2022	By:	/s/ Fredrik Johansson
Fredrik Johansson Chief Financial Officer